Exhibit 99.(h)(8)

Exhibit A

To the Fund Services Agreement

Effective November 13, 2025

Name of Series	Inception Date
WisdomTree Short-Term Treasury Digital Fund	11/21/22
WisdomTree 3-7 Year Treasury Digital Fund	12/13/22
WisdomTree 7-10 Year Treasury Digital Fund	12/13/22
WisdomTree Long-Term Treasury Digital Fund	12/13/22
WisdomTree Floating Rate Treasury Digital Fund	12/13/22
WisdomTree TIPS Digital Fund	12/13/22
WisdomTree 500 Digital Fund	12/13/22
WisdomTree Technology & Innovation 100 Digital Fund	12/13/22
WisdomTree Short-Duration Income Digital Fund	12/13/22
WisdomTree Treasury Money Market Digital Fund	12/13/22
WisdomTree Siegel Global Equity Digital Fund	12/06/23
WisdomTree Siegel Longevity Digital Fund	12/06/23
WisdomTree Siegel Moderate Digital Fund	12/06/23
WisdomTree Private Credit and Alternative Income Digital Fund	09/10/25
WisdomTree Equity Premium Income Digital Fund	11/13/25